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September 21, 2007

Via EDGAR

Ms. Laura Hatch

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	HSBC Investor Funds (the "Trust") Request for Withdrawal of Post-Effective Amendment No. 97 Registration Nos. 033-07647 and 811-04782

Dear Ms. Hatch:

Pursuant to Rule 477 under the Securities Act of 1933, as amended ("Securities Act"), HSBC Investor Funds (the "Trust") hereby requests the withdrawal of Post-Effective Amendment No. 97 under the Securities Act to the Trust's registration statement on Form N-1A. The registration statement was duly submitted via EDGAR and accepted by the Securities and Exchange Commission on July 20, 2006 (Accession No. 0000950117-06-003072). Post-Effective Amendment No. 97 was filed to add a new series to the Trust (the HSBC Investor Guaranteed Fund 2011). The Trust subsequently delayed the effectiveness of this Post-Effective Amendment No. 97 by filing a 485BXT on October 2, 2006 (Accession No. 0000950117-06-004088), October 31, 2006 (Accession No. 0000950117-06-004475) and November 9, 2006 (Accession No. 0000950117-06-004625).

The Trust has decided not to add the new series at this time. The Trust respectfully submits that a withdrawal of Post-Effective No. 97 is consistent with the public interest and the protection of investors in light of the circumstances described above. No securities were sold in connection with this filing. Should it decide later to add such a series, the Trust will file another post-effective amendment to its registration statement.

Sincerely, /s/ Richard Fabietti Richard Fabietti President